Exhibit 99.21

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.	NAME AND ADDRESS OF ISSUER

Gold X2 Mining Inc. (the “Company”)

450 Commerce Place, 400 Burrard Street

Vancouver, British Columbia, V6C 3A6

ITEM 2.	DATE OF MATERIAL CHANGE

February 19, 2026

ITEM 3.	NEWS RELEASE

Issued on February 19, 2026 and distributed through the facilities of Newsfile Corp.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

The Company announced that it has closed the first tranche (the “First Tranche”) of its previously announced non-brokered private placement offering (the “Offering”) for aggregate gross proceeds of approximately $43,160,000.00.

The Company also announced that it entered into an amended agreement (the “Amended Agreement”) with Sky Gold Corp. (“Sky Gold”) to amend the definitive agreement dated January 9, 2026 relating to the staged acquisition of Sky Gold’s interest in the Star Lake claims in Northwest Ontario (the “Definitive Agreement”).

ITEM 5.1	FULL DESCRIPTION OF MATERIAL CHANGE

FIRST TRANCHE OF THE OFFERING

The Company announced that it has closed the First Tranche of its previously announced Offering for aggregate gross proceeds of approximately $43,160,000.00.

In connection with the Offering, the Company issued: (i) 23,800,000 units of the Company (each, a “Unit”) at a price of $0.95 per Unit for gross proceeds of $22,610,000; and (ii) 16,666,666 charity flow-through common shares of the Company (each, a “Charity FT Share”) at a price of $1.233 per Charity FT Share for gross proceeds of $20,549,999.18.

Each Unit is comprised of one common share and one common share purchase warrant (each, a “Warrant”). Each warrant is exercisable for a period of 2 years to acquire an additional common share (a “Warrant Share”) at a price of $1.42 per Warrant Share.

Gross proceeds from the sale of Charity FT Shares in the First Tranche will be used to advance exploration and resource expansion activities at the Company’s Moss Gold Project in Thunder Bay which will qualify as “Canadian Exploration Expenses” and “flow-through mining expenditures”, as those terms are defined in the Income Tax

Act (Canada) (“Qualifying Expenditures”). The Qualifying Expenses will be incurred and renounced by the Company to the subscribers of the Charity FT Shares in the First Tranche effective as at September 15, 2026. Proceeds from the offering of Units will be used to advance the exploration of the Company’s Moss Gold Project.

The Units and the Charity FT Shares issued under the First Tranche are subject to a statutory hold period of four months plus one day from the date of issuance, in addition to such other restrictions as may apply under applicable securities laws of jurisdictions outside Canada. No finder’s fees were paid in connection with the First Tranche.

None of the securities sold in connection with the First Tranche have been and will not be registered under the United States Securities Act of 1933, as amended, and no such securities may be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in the United States or any jurisdiction in which such offer, solicitation or sale would be unlawful.

The First Tranche and any subsequent tranches remain subject to the final approval of the TSX Venture Exchange (the “TSXV”).

AMENDMENT TO STAR LAKE ACQUISITION AGREEMENT

The Company also announced that it entered into the Amended Agreement with Sky Gold to amend the Definitive Agreement.

The amendment establishes minimum issue prices for shares issued to satisfy dollar-denominated consideration under the Definitive Agreement of $0.90 per share in the capital of the Company (the “Gold X2 Shares”) and $0.085 per share in the capital of Sky Gold. All other terms and conditions of the Definitive Agreement remain unchanged and in full force and effect. All Gold X2 Shares issued in connection with the Definitive Agreement will be subject to a hold period of four months and one day from the date of issuance, in accordance with applicable securities laws. The Definitive Agreement, as amended, remains subject to the final approval of the TSXV.

ITEM 5.2	DISCLOSURE FOR RESTRUCTURING TRANSACTIONS

Not applicable.

ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not Applicable.

ITEM 7.	OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.	EXECUTIVE OFFICER

Contact:	Michael Henrichsen, President, Chief Executive Officer and Director
Telephone:	(604) 404-4335

ITEM 9.	DATE OF REPORT

February 26, 2026

Cautionary Note Regarding Forward-Looking Statements

This material change report contains statements that constitute “forward-looking statements.” Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements, or developments to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “potential” and similar expressions, or that events or conditions “will,” “would,” “may,” “could” or “should” occur.

Forward-looking statements in this material change report include, among others, statements that regarding the Company’s intention to close the second and final tranche of the Offering in the coming weeks; the use of proceeds from the sale of Charity FT Shares to advance exploration and resource expansion activities at the Moss Gold Project; the incurrence and renunciation of Qualifying Expenses to subscribers effective as at September 15, 2026; and the use of proceeds from the offering of Units to advance the development of the Moss Gold Project. These forward-looking statements are not guarantees of future results and involve risks and uncertainties that may cause actual results to differ materially from the potential results discussed in the forward-looking statements.

In respect of the forward-looking statements herein, the Company has relied on certain assumptions that it believes are reasonable at of this material change report, including assumptions that the Company will successfully close the second and final tranche of the Offering; that the proceeds from the Offering will be used as intended; and that the Qualifying Expenses will be incurred and renounced as planned. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this material change report concerning these times.

Risks and uncertainties that may cause such differences include but are not limited to: that the Company may fail to close the second and final tranche of the Offering or may close on different terms than anticipated; that the proceeds from the Offering may not be used as intended; that the Qualifying Expenses may not be incurred or renounced as planned; other risk factors as detailed from time to time and additional risks identified in the Company’s filings with Canadian securities regulators on SEDAR+ in Canada (available at www.sedarplus.ca). The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as otherwise required by applicable securities legislation.